Exhibit 99.1

EVOGENE LTD.
13 Gad Feinstein Street
Park Rehovot, P.O.B. 2100
Rehovot 7612002, Israel

May 14, 2019
_______________________________

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 26, 2019
_______________________________
Evogene Ltd. Shareholders:

We cordially invite you to attend the 2019 Annual General Meeting of Shareholders , or the Meeting, of Evogene Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Wednesday, June 26, 2019, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.  At the meeting, the following proposals will be on the agenda:

1.
Re-election of each of (a) Ms. Sarit Firon, (b) Mr. Martin S. Gerstel, (c) Mr. Ziv Kop, (d) Dr. Adrian Percy, (e) Mr. Leon Y. Recanati and (f) Dr. Oded Shoseyov for a one-year term as a director of the Company, until the Company’s annual general meeting of shareholders in 2020 and until his or her successor is duly elected and qualified.

2.
Approval of initial and subsequent annual option grants to each of Dr. Adrian Percy and Dr. Oded Shoseyov, who were initially appointed to the Company’s board of directors, or the Board, following our 2018 annual general meeting of shareholders (subject to their reelection as directors pursuant to Proposal 1).

3.
Approval of the annual objectives related to, target amount of, and potential payment in 2020 of, a cash bonus with respect to 2019 for the company’s president and chief executive officer, subject to his achievement during 2019 of those annual objectives, in accordance with the Company’s 2019 annual bonus plan as determined by our Board (based on the recommendation of the compensation and nominating committee thereof).

4.
Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2019 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation.

In addition to the foregoing agenda items, at the Meeting, representatives of the Company’s management will be available to review and discuss the Company’s financial statements for the year ended December 31, 2018.

The approval of each of the above proposals requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposals (excluding abstentions). The approval of Proposal 3 is also subject to satisfaction of one of the following additional voting requirements:

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the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Israeli Companies Law, 5759-1999, or the Companies Law, as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company under the Companies Law.

Our Board unanimously recommends that you vote in favor of each of the above proposals, which are described in the accompanying proxy statement that we are sending to our shareholders. That proxy statement and the enclosed proxy card are being furnished to the Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and from our website at http://www.evogene.com/investor-relations/. The proxy statement and proxy card are also available on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, and copies thereof may furthermore be obtained by contacting our Company at 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Amitai Bartov, Legal Advisor and Sassi Masliah, VP Legal Affairs & Company Secretary, facsimile number +972-8-9466724, e-mail address: amitai.bartov@evogene.com; sassi.masliah@evogene.com.

Holders of record of our ordinary shares (including beneficial holders who hold their shares through a bank, broker or other nominee that is a holder of record) as of the close of business on Monday, May 21, 2019 are entitled to vote at the Meeting.

All shareholders are cordially invited to attend the Meeting in person. If you are unable to attend the Meeting in person, you should vote or provide voting instructions remotely in one of the below manners, depending on how you hold your ordinary shares. Detailed voting instructions will be provided both in the proxy statement and on the proxy card or voting instruction form that will be sent to you:

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If you are a shareholder of record, you may vote by completing, dating and signing the enclosed form of proxy, which should be mailed, postage-free (if mailed in the United States) in the enclosed envelope to our United States transfer agent, American Stock Transfer & Trust Company. Alternatively, you may send a completed, signed proxy card directly to our Legal Advisor or VP Legal Affairs & Company Secretary at our Company’s registered offices, including via email or fax, to the address, email addresses or fax number for those individuals provided above. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner. If you mail in your proxy to our transfer agent in the enclosed envelope, it must be received by 11:59 a.m., Eastern time, on Tuesday, June 25, 2019 for your vote to be validly included in the tally of ordinary shares voted at the Meeting. If you send in your proxy card directly to our registered office, it must be received at least four (4) hours prior to the appointed time for the Meeting on Wednesday, June 26, 2019.

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If your ordinary shares are held beneficially in “street name”, that is, in a bank or brokerage account or by a trustee or nominee, on the Nasdaq Stock Market, you should complete and submit the enclosed physical voting instruction form or an online voting instruction form (at www.proxyvote.com) in order to direct your broker, trustee or nominee how to vote your shares. Your voting instructions must be received by 11:59 p.m., Eastern time, on Monday, June 24, 2019 to be validly implemented and reflected in the tally of ordinary shares voted at the Meeting.

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If you are a beneficial owner who holds ordinary shares through a member of the Tel Aviv Stock Exchange, or TASE, you may vote your shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares. You may instead send that certificate, along with a duly executed proxy (in the form to be filed by us on MAGNA, the distribution site of the Israeli Securities Authority, or ISA, at www.magna.isa.gov.il), to our Legal Advisor or VP Legal Affairs & Company Secretary at our Company’s registered offices, including via email or fax, to the address, email addresses or fax number for those individuals provided above. Those items must be received by us no later than four (4) hours prior to the appointed time of the Meeting for your votes to be counted. In the alternative, you may vote your shares through the electronic voting system set up by the ISA for shareholder meetings of Israeli companies whose shares are listed on the TASE, via the MAGNA online platform. Voting your shares through that system requires that you first undergo a registration process. Your vote must be submitted in that manner no later than six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Even if you submit your vote remotely in one of the above-described manners, if you later decide to attend the Meeting (with proper proof that you own ordinary shares, as described in the accompanying proxy statement), you may vote in person, and in that case your proxy card, voting instructions or electronic vote (as applicable) will not be counted.

The form of proxy card for the meeting is available to the public on the distribution website of the ISA at http://www.magna.isa.gov.il and on the website of the TASE at http://www.tase.co.il, and has also been furnished to the SEC as an exhibit to a report of foreign private issuer on Form 6-K, which is available on the SEC’s website at http://www.sec.gov.  A shareholder may also request from our Company directly to receive a copy of the proxy card (by using the contact information appearing above).

By order of the Board of Directors, /s/ Martin S. Gerstel Martin S. Gerstel Chairman of the Board

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